EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Three Months Ended September 30,
	2008	2007
Earnings:
Earnings before income taxes	$1,432	$2,013
Add back:
Fixed charges	187	160

Total earnings available for fixed charges	$1,619	$2,173

Fixed Charges:
Interest, capitalized and expensed	$166	$142
Interest component of rental payments	21	18

Total fixed charges	$187	$160

Convertible preferred stock dividends	—	—

Total fixed charges and preferred stock dividends	$187	$160

Ratio of earnings to fixed charges	8.7	13.6

Ratio of earnings to fixed charges and preferred stock dividends	8.7	13.6

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Nine Months Ended September 30,
	2008	2007
Earnings:
Earnings before income taxes	$3,500	$5,420
Add back:
Fixed charges	544	441

Total earnings available for fixed charges	$4,044	$5,861

Fixed Charges:
Interest, capitalized and expensed	$484	$391
Interest component of rental payments	60	50

Total fixed charges	$544	$441

Convertible preferred stock dividends	—	—

Total fixed charges and preferred stock dividends	$544	$441

Ratio of earnings to fixed charges	7.4	13.3

Ratio of earnings to fixed charges and preferred stock dividends	7.4	13.3

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.